FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

For the month(s) of:  July, August and September 2003

Commission File Number:           0-17164

                                                            INTASYS CORPORATION
(Translation of registrant’s name into English)

                   388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [ X ]     Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.....  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intasys Corporation (Registrant)

Date: November 10, 2003	By: /s/ DANIEL BERTRAND Daniel Bertrand Vice President and Chief Financial Officer

INDEX

Document	Sequentially Numbered Pages
Intasys Corporation
Unaudited Financial Statements For the Period ending September 30, 2003	1 - 15

Interim financial report
               for the Nine Months
               ended September 30, 2003

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of Financial Condition and results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes, presented in accordance with Canadian generally accepted accounting principles.

In this discussion and analysis, all amounts included herein are expressed in U.S. dollars, unless specified otherwise.

Overview

Intasys Corporation is focused primarily on providing innovative on-line direct marketing services within the Internet search industry. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a leading provider of meta-search and on-line direct marketing services and technologies. The Company is currently in the process of negotiating the sale of its wholly owned subsidiaries comprising Intasys Billing Technologies (“IBT”) (note 3), which provide global wireless Internet-compatible billing and customer care information systems. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors.

Forward-Looking Statements

Information contained in this interim report includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements. Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things: the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility that our stock may not satisfy our requirements for continued listing on the NASDAQ SmallCap Market including whether the minimum bid price for the stock falls below $1; the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the internet at www.sec.gov and www.sedar.com, or the Company’s website at www.intasys.com. All information contained in this interim report is qualified in its entirety by the foregoing and reference to the other information the Company files with the OSC and SEC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Period-to-Period Comparisons

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

Critical accounting policies

The critical accounting policies described below are those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Goodwill

Effective January 2002, goodwill is no longer amortized but is tested annually for impairment at the reporting unit level. Impairment is determined by comparing the fair value of the reporting unit to its carrying value. The fair value of a reporting unit and assets and liabilities within a reporting unit may be determined using alternative methods for market valuation, including quoted market prices discounted cash flows and net realizable values.

In estimating the fair value of a reporting unit, the Company may use a valuation method developed by outside consultants and make assumptions and estimates in a number of areas, including future cash flows and discount rates. The Company regularly assesses valuations of the assets and liabilities. The use of different judgments and estimates in the test for goodwill impairment may result in significantly different results.

Revenue recognition

Revenue is recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (“AICPA”), SOP 98-9, “Modification of 97-2, Software Recognition with Respect to Certain Transactions” and Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements,” issued by the Securities and Exchange Commission (“SEC”).

Software license, third party software and any other revenue are recorded when persuasive evidence of an arrangement exists, the software product has been delivered, there are no uncertainties regarding product acceptance, the fees are fixed or determinable, collection is considered probable and revenue is not subject to refund or concessions. Signed license agreements and related contracts are generally used as evidence of an arrangement with the customer.

Customization and modification of existing software is generally not considered to be essential to the functionality of the related software product. Accordingly, fees related to these activities are generally identified separately and the related revenue is recognized in accordance with percentage of completion method.

Maintenance revenue is recognized on a monthly basis over the duration of the contract.

Search and banner revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable and fees are not subject to forfeiture, refund or other concessions.

With respect to search and banner revenues, purchase orders or signed contracts are generally used as evidence of an arrangement.

Collection is based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

Discontinued Operations for IBT

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiaries, IBT. The board of directors had previously approved the plan to divest IBT in order to concentrate exclusively on its profitable and growing meta-search engine and on-line marketing business, Mamma.com Inc. Consequently, the results of operations and cash flows for IBT have been reported separately as “discontinued operations” in the consolidated statements of operations and cash flows, and the assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the three and nine month periods ended September 30, 2002 have been reclassified in order to comply with this new basis of presentation. This disposal is expected to close before the end of the current year.

Results of Operations

Revenue
Revenue for the three months ended September 30, 2003 increased to $1,983,262, compared with $866,642 for the same period in 2002. Revenue which is related to Internet Media entirely increased by $1,096,620 or 124% due to an industry wide strong demand for keyword advertising, due to our success in improving overall optimization with existing partners and integration of focusIN. Revenue for the nine months ended September 30, 2003 increased by $3,006,689 or 105%.

Cost of revenue, selling and administrative expenses
As a percentage of revenue, cost of revenue, selling and administrative expenses were at 87% for the three months ended September 30, 2003, compared with 103% for the same period in 2002. The Internet Media segment was at 70% during the current quarter compared with the same percentage of the period in 2002.

Research and Development expenses (R&D)
R&D expenses were at $242,159 in Q3 2003, compared to $161,330 for the same period last year. The increase of $80,829 is related mainly to support a constant increased demand of our meta-search software and integrated Ad Network Software of focusIN. For the nine months ended September 30, 2003, total R&D expenses were at $739,692, compared to $531,548 for the same period last year.

Amortization of intangible assets
Amortization of intangible assets is related to the acquisition of focusIN for brand names, technology and customer list. The estimated useful lives are between five and ten years.

Earnings (loss) for the period
The Company reported a net loss from continuing operations of $118,671 ($0.02 per share), in Q3 2003, compared to net loss of $310,712 ($0.08 per share) in the same period last year. The Company reported net earnings of $213,762 ($0.03 per share) for the three months ended September 30, 2003, compared to a net loss of $75,462 ($0.02 per share) in the same period last year. Positive results were explained by a constant increased revenue and net earnings of Mamma.com and recognized revenue of $503,484 and net earnings of $229,086 from the Nepal contract reported in discontinued operations.

For the nine months ended September 30, 2003, the Company reported a net loss of $296,428 (0.05 per share) compared to a net loss of $241,442 (0.06 per share) in the same period last year.

Liquidity and Capital Resources

As at September 30, 2003, the Company had $3,589,654 in cash and cash equivalents and working capital of $3,899,070, compared to $3,804,323 in cash and cash equivalents and working capital of $3,357,422 as at December 31, 2002.

In Q3 2003, operating activities provided cash of $287,156 compared to used cash of $124,487 for the same period in 2002. For the nine months ended September 30 2003, operating activities used cash of $933,851 compared to used cash of $105,073 for the same period last year. The use of cash is mainly due to increase of accounts receivable as a result of increasing sales (net A/R turn-over has improved by 16 days in Q3 2003) and a reduction of $361,860 in accounts payable for payments of performance incentives, legal settlement, directors and officers insurance and trade payables.

In Q3 2003, investing activities provided cash of $17,493 due mainly to proceeds on disposal of one of our investments which had been totally written down in the previous year. For the nine months ended September 30, 2003, investing activities used cash $8,148 compared to $90,604 in the same period last year. The variance is explained by a purchase of an intangible asset of $50,000 in 2002 and proceeds on disposal of the investment in 2003 previously mentioned.

In Q3 2003 and for the nine months ended September 30, 2003, financing activities provided $296,813 and $361,030 respectively, due to exercised options and warrants.

The Company considers that the cash and cash equivalents will be sufficient to meet normal operating requirements throughout fiscal 2003. In the long term, the Company may require additional liquidity to fund growth, which could include additional equity offerings or debt financing.

The Company has no line of credit available.

Dividend policy

The Company has never paid dividends on any class of its Common Stock. The Company’s management anticipates that earnings generated from the Company’s operations will be used to finance the Company’s working capital and market expansion opportunities and that for the foreseeable future, cash dividends will not be paid to holders of the Company’s Common Stock.

Risks and Risk Management

The Company’s activities are highly competitive and are characterized by rapid technological change, shifting client preferences and new product and service development. The Company’s strategy is to develop emerging specialty practices to support its growth and compensate for the maturity of certain activities.

The Company’s revenue has been based on mainly internal expansion. Acquired business must be successfully combined with those of the Company to achieve the anticipated benefits. Moreover, the management of rapid growth requires, among other things, increased marketing activities, the hiring of personnel, and stringent management and financial controls. The success of the Company is also dependent upon its ability to continue to attract, retain, train and motivate qualified personnel at all levels of the organization.

The industries the Company engages in are subject to rapid technological change and there can be no assurance that the Company will be able to adapt to such change in a timely fashion or that the introduction of new products and services by others will not render the Company’s copyrights, licenses, trade secrets, trademarks, products and services less competitive or obsolete. The Company expects to continue spending funds in an effort to enhance already technologically complex products and services and develop or acquire new products and services. Failure to develop and introduce new or enhanced products and services on a timely basis might have an adverse impact on the Company’s results of operations, financial condition and cash flows. Unexpected costs and delays are often associated with the process of designing, developing and marketing enhanced versions of existing product, and services and new products and services.

The Company relies upon a combination of trade secret, copyright and trademark laws to protect its intellectual property. It has entered into confidentiality agreements with its management and key employees with respect to such assets and limits access to, and distribution of these, and other proprietary information. However, the steps the Company takes to protect its intellectual property may not be adequate to deter misappropriation of the Company’s proprietary information. In addition, the Company may be unable to detect unauthorized uses of and take appropriate steps to enforce its intellectual property rights. Although senior management believes that the Company’s services and products do not infringe on the intellectual property rights of others, the Company is subject to the risk that such a claim may be asserted in the future.

The success of the Company is dependent upon the experience and abilities of its senior management. There is significant competition in the Company’s industries for qualified personnel. There can be no assurance that the Company will be able to retain its existing personnel or will be able to recruit new personnel to support its business marketing objectives, goals and plans.

The Company does not believe that the relatively moderate rates of inflation experienced in the United States and Canada in recent years have had a significant effect on its revenues or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which the Company transacts business, the Company does not believe that such rates have had a material effect on the Company’s results of operations, financial condition and cash flows. Nevertheless, in the future high inflation could have a material, adverse effect on the Company’s results of operations, financial condition and cash flows.

For the period ended September 30, 2003, the Company has 2,116,984 warrants (excluding B warrants which are contingent of the exercise of A warrants) and 346,645 stock options outstanding. As at the date of this Interim Report, the exercise price of all of the warrants and almost all of the stock options are below the market price of the Company’s shares of Common Stock. To the extent that the market value of the Company’s shares of Common Stock is above the respective exercise prices of all the warrants and options, as the case may be, their exercise could result in the issuance of an additional 2,463,629 shares of Common Stock. To the extent such shares are issued, the percentage of Common Stock held by existing Intasys’ stockholders will be reduced. Under certain circumstances the conversion or exercise of any or all of the warrants or stock options might result in dilution of the net tangible book value of the shares of existing Company stockholders. For the life of the warrants and stock options, the holders are given, at prices less than fair market value cost, the opportunity to profit from a rise in the market price of the Common Stock, if any. The holders of the warrants and stock options may be expected to exercise them at a time when the Company may be able to obtain needed capital on more favourable terms. In addition, the Company reserves the right to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, at prices, or subject to conversion and exercise terms, resulting in reduction of the percentage of outstanding Common Stock they hold and, under certain circumstances, a reduction of the net tangible book value of existing stockholders’ shares of Common Stock.

Intasys Corporation
Unaudited Interim Consolidated Balance Sheets
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	As at September 30, 2003 $	As at December 31, 2002 $
Assets

Current assets
Cash and cash equivalents	3,589,654	3,804,323
Accounts receivable	1,431,785	962,618
Prepaid expenses and other assets	152,398	80,835
Future income taxes (note 4)	85,749	270,254
Current assets of discontinued operations (note 3)	1,338,645	1,509,411

	6,598,231	6,627,441
Assets of discontinued operations (note 3)	152,242	254,511
Investments	1,085,286	1,085,286
Property, plant and equipment	399,122	401,924
Intangible assets	923,425	907,217
Goodwill	809,509	694,835

	9,967,815	9,971,214

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,720,045	1,916,099
Deferred revenue	129,958	115,196
Liabilities of discontinued operations (note 3)	849,158	1,238,724

	2,699,161	3,270,019

Shareholders' Equity
Capital stock
Authorized
Unlimited common shares
Issued and outstanding - 6,356,565 common shares	70,372,478	69,873,994
Additional paid-in capital	689,273	750,111
Deferred stock-based compensation	--	(10,667)
Cumulative translation adjustment	139,881	(275,693)
Deficit	(63,932,978)	(63,636,550)

	7,268,654	6,701,195

	9,967,815	9,971,214

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Unaudited Interim Consolidated Statements of Operations
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30		For the three months ended September 30
	2003 $	2002 $	2003 $	2002 $
Revenue	5,882,504	2,875,815	1,983,262	886,642

Expenses
Cost of revenue, selling and administrative	5,447,611	2,936,580	1,723,443	910,026
Net research and development	739,692	531,748	242,159	161,330
Amortization and impairment of property, plant and
equipment	105,644	111,832	36,647	38,068
Amortization of intangible assets	126,730	--	43,722	--
Restructuring charges (recovery)	--	(70,453)	--	--
Interest expense	--	2,038	--	828
Interest income	(11,422)	(47,446)	(3,144)	(13,596)
Share of results of companies subject to
significant influence	--	151,728	--	49,409
Realized gain on disposal of marketable securities	--	(73,383)	--	--
Realized gain on disposal of investment	(32,499)	--	(32,499)	--
Unrealized loss on marketable securities,
investments and write-down of advances	--	82,293	--	51,289

	6,375,756	3,624,937	2,010,328	1,197,354

Loss from continuing operations before income taxes	(493,252)	(749,122)	(27,066)	(310,712)
Provision for future income taxes (note 4)	217,461	--	91,605	--

Loss from continuing operations	(710,713)	(749,122)	(118,671)	(310,712)
Results of discontinued operations (note 3)	414,285	507,680	332,433	235,250

Net earnings (loss) for the period	(296,428)	(241,442)	213,762	(75,462)

Basic and diluted loss per share from continuing
operations	(0.12)	(0.18)	(0.02)	(0.08)

Basic net earnings of discontinued operations	0.07	0.12	0.05	0.06

Diluted net earnings of discontinued operations	0.05	0.12	0.04	0.06

Basic net earnings (loss) per share	(0.05)	(0.06)	0.03	(0.02)

Diluted net earnings (loss) per share	(0.05)	(0.06)	0.03	(0.02)

Weighted average number of shares outstanding	6,129,826	4,077,892	6,175,679	4,113,107

Additional shares on a diluted basis	1,654,067	21,185	2,057,481	3,699

Weighted average number of shares outstanding on a diluted basis	7,783,893	4,099,077	8,233,160	4,116,806

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Unaudited Interim Consolidated Statements of Shareholders’ Equity
(expressed in U.S. dollars in accordance with generally accepted accounting principles in Canada)

	Common Shares #	Common Shares $	Additional Paid-in Capital $	Deferred Stock Based Compensation $	Cumulative Translation Adjustment $	Deficit $

Balance, December 31, 2002	6,094,842	69,873,994	750,111	(10,667)	(275,693)	(63,636,550)
Effect of changes on shares and
warrants issued for financial
services	--	6,333	--	10,667	--	--
Warrants issued for financial
services	--	--	70,283	--	--	--
Options exercised	119,678	162,167	--	--	--	--
Warrants expired	--	101,618	(101,618)	--	--	--
Warrants exercised	142,045	228,366	(29,503)	--	--	--
Translation adjustment for the
period	--	--	--	--	415,574	--
Loss for the period	--	--	--	--	--	(296,428)

Balance, September 30, 2003	6,356,565	70,372,478	689,273	--	139,881	(63,932,978)

The accompanying notes are an integral part of these consolidated financial statements.

Intasys Corporation
Unaudited Interim Consolidated Statements of Cash Flows
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

	For the nine months ended September 30		For the three months ended September 30
	2003	2002	2003	2002
Cash flows from operating activities	$	$	$	$
Net loss from continuing operations	(710,713)	(749,122)	(118,671)	(310,712)
Adjustments for:
Amortization and impairment of property, plant and
equipment	105,644	111,832	36,647	38,068
Amortization of intangible assets	126,730	--	43,722	--
Realized loss (gain) on disposal of property, plant and
equipment	(456)	784	(378)	147
Realized gain on disposal of marketable securities	--	(73,383)	--	--
Realized gain on disposal of investment	(32,499)	--	(32,499)	--
Interest income on investments	--	(24,382)	--	(8,289)
Share of results of companies subject to significant
influence	--	151,728	--	49,409
Unrealized loss on marketable securities, investments
and write-down of advances	--	82,293	--	51,289
Financial fees paid through issuance of capital stock	87,283	15,781	17,361	39,584
Board member compensation paid through issuance of
capital stock	--	--	--	(5,833)
Future income taxes	217,461	--	91,605	--
Net change in non-cash working capital items	(727,301)	379,396	249,369	21,850

Cash flows provided by (used in) operating activities	(933,851)	(105,073)	287,156	(124,487)

Investing activities
Investments	--	(1,289)	--	--
Proceeds on disposal of investments	32,499	--	32,499	--
Proceeds on disposal of property, plant and equipment	1,184	--	646	--
Purchase of intangible assets	--	(50,000)	--	--
Purchase of property, plant and equipment	(41,831)	(39,315)	(15,652)	(6,015)

Cash flows provided by (used in) investing activities	(8,148)	(90,604)	17,493	(6,015)

Financing activities
Issuance of capital stock	361,030	--	296,813	--

Cash flows provided by financing activities	361,030	--	296,813	--

Change in cash and cash equivalents related to
continuing operations	(580,969)	(195,677)	601,462	(130,502)
Net cash flows provided by discontinued operations	292,802	824,514	185,711	362,995
Effect of foreign exchange rate changes on cash
and cash equivalents	73,498	(267)	26,515	(19,492)
Cash and cash equivalents - Beginning of period	3,804,323	2,314,072	2,775,966	2,729,641

Cash and cash equivalents - End of period	3,589,654	2,942,642	3,589,654	2,942,642

Cash and cash equivalents comprise:
Cash	1,968,708	1,825,468	1,968,708	1,825,468
Short-term deposits	1,620,946	1,117,174	1,620,946	1,117,174

	3,589,654	2,942,642	3,589,654	2,942,642

Supplemental disclosure of cash flow information
Cash paid for interest by continuing operations	0	2,038	0	828
10

Non-cash working capital items:
Decrease (increase) in assets
Marketable securities	--	314,026	--	--
Accounts receivable	(294,271)	21,681	66,781	159,890
Prepaid expenses and other assets	(67,137)	(89,753)	79,598	29,347
Increase (decrease) in liabilities:	--	--	--	--
Accounts payable and accrued liabilities	(361,860)	231,997	106,204	(167,386)
Deferred revenue	(4,033)	--	(3,214)	--
Reserve for restructuring	--	(98,555)	--	(1)

Net change in non-cash working capital items	(727,301)	379,396	249,369	21,850

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Notes to Interim Consolidated Financial Statements
(expressed in US dollars in accordance with generally accepted accounting principles in Canada)

1.  Nature of the Business

Intasys Corporation is focused primarily on providing innovative on-line direct marketing services within the Internet search industry. Through its wholly owned subsidiary, Mamma.com Inc., Intasys is a leading provider of meta-search and on-line direct marketing services and technologies. The Company is currently in the process of negotiating the sale of its wholly owned subsidiaries comprising Intasys Billing Technologies (“IBT”) (note 3), which provide global wireless Internet-compatible billing and customer care information systems. The Company also holds minority interests in analog integrated circuit products, new media and telecommunications sectors.

2.  Interim Financial Information

The financial information as at September 30, 2002 and 2003 and for the three and nine month periods ended September 30, 2002 and 2003 are unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal-recurring nature. The results of operations for the three and nine month periods ended September 30, 2003 are not necessarily indicative of the operating results anticipated for the full year.

The disclosures in these interim financial statements do not conform in all respects to be requirements of generally accepted accounting principles for annual financial statements; therefore, these interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2002.

3.  Discontinued Operations

On September 9, 2003, the Company announced that it had received and accepted, subject to completion of due diligence, an offer for the sale of its wireless billing subsidiaries, IBT. The board of directors had previously approved the plan to divest IBT in order to concentrate exclusively on its profitable and growing meta-search engine and on-line marketing business, Mamma.com Inc. Consequently, the results of operations and cash flows for IBT have been reported separately as “discontinued operations” in the consolidated statements of operations and cash flows, and the assets and liabilities of IBT have been segregated on the consolidated balance sheets. Comparative figures for the three and nine month periods ended September 30, 2002 have been reclassified in order to comply with this new basis of presentation. This disposal is expected to close before the end of the current year.

Assets and liabilities available for disposal are as follows:

	As at September 30, 2003 $	As at December 31, 2002 $
Current assets of discontinued operations Accounts receivable	1,227,857	1,387,503
Other current assets	110,788	121,908

	1,338,645	1,509,411
Assets of discontinued operations Equipment	152,242	254,511
Liabilities of discontinued operations Accounts payable and accrued liabilities	783,883	899,486
Deferred revenue	65,275	339,238

	849,158	1,238,724

Summary of discontinued operations

	For the nine months ended September 30		For the three months ended September 30
	2003	2002	2003	2002
	$	$	$	$
Revenue	5,131,129	5,936,955	1,893,790	2,100,393
Earnings before income taxes	414,285	507,680	332,433	235,250

4.   Future Income Taxes

As at December 31, 2002, a future income tax asset of $270,254 was recorded, representing the potential income tax recovery for Mamma.com for the subsequent twelve months. During the nine month period ended September 30, 2003, future income tax expense in the amount of $217,461 has been recognized in the consolidated statement of operations, reflecting the tax losses used during the period to offset income taxes which would have otherwise been payable.

5.   Comparative Figures

Certain comparative figures have been reclassified to conform with the current periods’ presentation.

6.   Segment Information

The Company has three reportable segments: Investment Management, Internet Media and Billing Systems (discontinued operations). The Company evaluates each operating segment’s performance based on revenue, expenses and net earnings (loss) for the period.

A summary of the results by reportable segment for the three and nine month periods ended September 30, 2003 and 2002 are as follows. In addition, the table which follows summarizes revenues by country. Revenues have been allocated to individual countries/regions based upon the country of residence of the subsidiary providing the product or service.

For the nine months ended September 30

	Investment Management		Internet Media		Billing Systems (discontinued operations)		Total
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Revenue	--	--	5,882,504	2,875,815	--	--	5,882,504	2,875,815

Cost of revenue, selling
and administrative	1,187,035	859,488	4,260,576	2,077,092	--	--	5,447,611	2,936,580
Net research and development	--	--	739,692	531,748	--	--	739,692	531,748
Amortization and impairment of
property, plant and equipment	3,042	6,429	102,602	105,403	--	--	105,644	111,832
Amortization of intangible assets	--	--	126,730	--	--	--	126,730	--
Reversal of restructuring charges	--	(70,453)	--	--	--	--	--	(70,453)
Interest expense	--	964	--	1,074	--	--	--	2,038
Interest income	(8,335)	(42,450)	(3,087)	(4,996)	--	--	(11,422)	(47,446)
Share of result of companies
subject to significant
influence	--	151,728	--	--	--	--	--	151,728
Realized gain on disposal
marketable securities	--	(73,383)	--	--	--	--	--	(73,383)
Realized gain on disposal
of investment	(32,499)	--	--	--	--	--	(32,499)	--
Unrealized loss on
marketable securities,
investments and
write-down of advances	--	82,293	--	--	--	--	--	82,293

	1,149,243	914,616	5,226,513	2,710,321	--	--	6,375,756	3,624,937

Earnings (loss) from
continuing operations
for the period before
income taxes	(1,149,243)	(914,616)	655,991	165,494	--	--	(493,252)	(749,122)
Provision for future income
taxes	--	--	217,461	--	--	--	217,461	--

Earnings (loss) from
continuing operations	(1,149,243)	(914,616)	438,530	165,494	--	--	(710,713)	(749,122)

Results of discontinued
operations (note 3)	--	--	--	--	414,285	507,680	414,285	507,680

Net earnings (loss) for the
period	(1,149,243)	(914,616)	438,530	165,494	414,285	507,680	(296,428)	(241,442)

Revenue:
Canada	--	--	5,882,504	2,875,815	--	--	5,882,504	2,875,815

	--	--	5,882,504	2,875,815	--	--	5,882,504	2,875,815

Major customers: Sales to major customers (customers which 10% or more of total revenue is derived during the specified period) are summarized as follows:

	For the nine months ended September 30

	2003	2002
Customer 1 (Internet Media)	1,506,879	416,684

14 For the three months ended September 30

	Investment Management		Internet Media		Billing Systems (discontinued operations)		Total
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Revenue	--	--	1,983,262	886,642	--	--	1,983,262	886,642

Cost of revenue, selling
and administrative	336,976	292,894	1,386,467	617,132	--	--	1,723,443	910,026
Net research and development	--	--	242,159	161,330	--	--	242,159	161,330
Amortization and impairment
of property, plant and
equipment	592	2,051	36,055	36,017	--	--	36,647	38,068
Amortization of intangible assets	--	--	43,722	--	--	--	43,722	--
Reversal of restructuring charges	--	--	--	--	--	--	--	--
Interest expense	--	310	--	518	--	--	--	828
Interest income	(1,667)	(11,467)	(1,477)	(2,129)	--	--	(3,144)	(13,596)
Share of result of
companies subject to
significant influence	--	49,409	--	--	--	--	--	49,409
Realized gain on disposal
marketable securities	--	--	--	--	--	--	--	--
Realized gain on disposal
of investment	(32,499)	--	--	--	--	--	(32,499)	--
Unrealized loss on
marketable securities,
investments and
write-down of advances	--	51,289	--	--	--	--	--	51,289

	303,402	384,486	1,706,926	812,868	--	--	2,010,328	1,197,354

Earnings (loss) from
continuing operations
before income taxes	(303,402)	(384,486)	276,336	73,774	--	--	(27,066)	(310,712)
Provision for future income
taxes	--	--	91,605	--	--	--	91,605	--

Earnings (loss) from
continuing operations	(303,402)	384,486)	184,731	73,774	--	--	(118,671)	(310,712)

Results of discontinued
operations (note 3)	--	--	--	--	332,433	235,250	332,433	235,250

Net earnings (loss) for the
period	(303,402)	(384,486)	184,731	73,774	332,433	235,250	213,762	(75,462)

Revenue:
Canada	--	--	1,983,262	886,642	--	--	1,983,262	886,642

	--	--	1,983,262	886,642	--	--	1,983,262	886,642

	September 30, 2003				December 31, 2002

	Investment Management $	Internet Media $	Billing Systems (discontinued operations $	Total $	Investment Management $	Internet Media	Billing Systems (discontinued operations $	Total $
Identified short held assets
Canada	1,995,503	2,475,729	132,315	4,603,547	2,847,886	1,513,076	159,453	4,520,415
United Kingdom	--	--	1,580,198	1,580,198	--	--	1,893,442	1,893,442
Australia	--	--	414,486	414,486	--	--	213,584	213,584

	1,995,503	2,475,729	2,126,999	6,598,231	2,847,886	1,513,076	2,266,479	6,627,441

Long-lived assets
Canada	1,090,113	2,127,229	18,149	3,235,491	1,093,156	1,996,106	29,996	3,119,258
United Kingdom	--	--	76,636	76,636	--	--	112,203	112,203
Australia	--	--	57,457	57,457	--	--	112,312	112,312

	1,090,113	2,127,229	152,242	3,369,584	1,093,156	1,996,106	254,511	3,343,773

Total Assets	3,085,616	4,602,958	2,279,241	9,967,815	3,941,042	3,509,182	2,520,990	9,971,214

15